Mail Stop 3561

August 4, 2006

Richard A. Noll
Chief Executive Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

> **Re:** **Hanesbrands, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 25, 2006**
> **File No. 1-32891**

Dear Mr. Noll:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to disclose the distribution ratio, the aggregate number of shares that existing Sara Lee stockholders will receive in the spin-off, the distribution date, the terms of the preferred stock purchase right and preferred stock, and fill-in any other blanks in your filing.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 35

2. We note your response to prior comment 8 in our letter dated July 17, 2006 and your disclosure that you expect to receive a commitment letter from your two lenders related to the credit facilities. As previously requested, please disclose, if

true, that you have received a commitment for these facilities or explain your basis for including the pro forma adjustment under Article 11 of Regulation S-X. In this regard, it is not evident how a pro forma adjustment based on your expectations is factually supportable. We also note that the terms of the facilities agreed upon if financing is obtained could differ significantly from your expectations. Please revise here and elsewhere throughout the document as necessary.

3. We note your disclosure of your use of a blended interest rate because you do not know what the terms will be of debt facilities you expect you will be able to obtain but for which you do not yet have a commitment from any lenders. Please revise to reflect a calculation of interest expense that is factually supportable and based on either the current interest rate or the interest rate for which you have a commitment for each facility. Additionally, since you disclose that the actual rates could vary from what you have depicted, please revise to include disclosures of the effect on income of a 1/8 percent variance in interest rates.

4. Please provide the number of shares and distribution ratio referred to in adjustment (e) as well as the earnings per share on pages 36 and 37.

Management, page 85

5. Please revise the biographies of the director nominees to clearly describe the business experience of each person for the past five years. For example, please revise to clarify the positions and the terms held in those positions by Mr. Noll from 2001-2002, by Mr. Mulcahy from January 2005 to the present, and by Mr. Johnson for the past five years. See Item 401(e)(1) of Regulation S-K. Please also file the appropriate consents from each director nominee to be named in the registration statement.

Stock Ownership of Directors and Executive Officers, page 89

6. We note that you disclose the beneficial ownership of management on page 89 and the beneficial ownership of principal stockholders on page 105. For ease of understanding, please revise to present this information in a single table. Further, please revise to include address and percent of class information. Refer to Item 403 of Regulation S-K. In addition, please identify the natural persons with investment or voting power over the shares held by Capital Research and Management Company. We note that Capital Research acts as an investment advisor to registered investment companies; however, please revise the footnote to indicate whether Capital Research is itself a registered investment advisor.

Executive Officer Share Retention Guidelines, page 90

7. Please revise to describe any employment agreements with executives. Refer to Item 402(h)(1) of Regulation S-K.

Historical Compensation of Our Executive Officers, page 91

8. We note that you state that the table does not include compensation to be received following the spin-off. Please revise to include summary compensation table information for 2006 for your executive officers. We note that you discuss initial stock and cash awards.

Agreements with Sara Lee, page 106

Master Transition Services Agreement, page 111

9. We refer to your response to comment 32 in our letter dated June 21, 2006. We reissue our comment asking you to revise to describe and quantify any fees to be paid in connection with this agreement or any other agreements with Sara Lee in connection with the spin-off. For example, please disclose the $2.4 billion to be paid to Sara Lee. Further, we note that Exhibit 10.4 refers to a schedule of fees that does not appear to have been filed.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Kerrigan at (202) 551-3369 or Donna Di Silvio, Accounting Reviewer, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
Fax: (202) 778-5500